Offering Memorandum: Part II of Offering Document (Exhibit A to Form C)

E-Sports Ventures, Inc.
206 Waterman Street
Providence, RI 02906-4301
ritualmotion.com

Up to $1,070,000.00 in Common Non-Voting Stock at $2.00
Minimum Target Amount: $10,000.00

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment.

In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document.

The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature.

These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

Company:

Company: E-Sports Ventures, Inc.
Address: 206 Waterman Street, Providence, RI 02906-4301
State of Incorporation: DE
Date Incorporated: January 14, 2019

Terms:

Equity

Offering Minimum: $10,000.00 | 5,000 shares of Common Non-Voting Stock
Offering Maximum: $1,070,000.00 | 535,000 shares of Common Non-Voting Stock
Type of Security Offered: Common Non-Voting Stock
Purchase Price of Security Offered: $2.00
Minimum Investment Amount (per investor): $100.00

*Maximum Number of Shares Offered subject to adjustment for bonus shares. See Bonus info below.

<u>Time-Based:</u>

Friends and Family - First 72 hours | 15% bonus shares

Super Early Bird - Next 7 days| 10% bonus

Early Bird Bonus - Next 7 days | 5% bonus shares

<u>Amount-Based:</u>

$100

Perk Title: RM Newsletter

RItual Motion Newsletter

$250

Perk Title: RM Newsletter +$25 Store Credit

RItual Motion Newsletter

$25.00 Ritual Motion Store Credit

$500+

Perk Title: RM Newsletter +$50 Store Credit

Ritual Motion Newsletter

$50.00 Ritual Motion Store Credit

$1,000+

Perk Title: Investor Networking Access +$100 Store Credit

Ritual Motion Newsletter

$100.00 Ritual Motion Store Credit

Access to Ritual Motion Investor Networking Events

Exclusive platform updates

$2,500+

Perk Title: Invite to Investor Events and 2% share bonus

Ritual Motion Newsletter

Access to Ritual Motion Investor Networking Events

Exclusive platform updates

2% Share Bonus

$5,000+

Perk Title: Live Q+A and 5% share bonus

Ritual Motion Newsletter

Access to Ritual Motion Investor Networking Events

Access to Ritual Motion “Annual Investor Meeting”

Invitation to Live Q+A with the Ritual Motion Team

Exclusive platform updates

5% Share Bonus

$10,000+

Perk Title: 1-on-1 Founders Meeting and 10% share bonus

Ritual Motion Newsletter

Access to Ritual Motion Investor Networking Events

Access to Ritual Motion "Annual Investor Meeting"

Invitation to Live Q+A with the Ritual Motion Team

One-on-One Session with Ritual Motion Founders

Exclusive platform updates

10% Share Bonus

*All perks occur when the offering is completed.

StartEngine OWNer's PERKS

Ritual Motion will offer 10% additional bonus shares for all investments that are committed by investors that are eligible for the StartEngine Crowdfunding Inc. OWNer's bonus.

This means eligible StartEngine shareholders will receive a 10% bonus for any shares they purchase in this offering.

For example, if you buy 100 shares of Non-Voting Common Stock at $2.00 / share, you will receive 110 shares of Non-Voting Common Stock, meaning you'll own 110 shares for $200. Fractional shares will not be distributed and share bonuses will be determined by rounding down to the nearest whole share.This 10% Bonus is only valid during the investors eligibility period. Investors eligible for this bonus will also have priority if they are on a waitlist to invest and the company surpasses its maximum funding goal. They will have the first opportunity to invest should room in the offering become available if prior investments are cancelled or fail.

Investors will only receive a single bonus, which will be the highest bonus rate they are eligible for.

The Company and its Business

Company Overview

Ritual Motion is a first-of-its-kind video-led digital community for gamers, streamers, and esports players to create, collaborate and share content based around the positive values of wellness, diversity and inclusion. Our flagship product is RM GUILD(R) ; Gamers United In Live Discussion, a video-based peer-to-peer content platform, featuring live hosting and interactive audience networking sessions that automatically convert into on-demand video content.

Ritual Motion's new creator and community platform, GUILD: Gamers United In Live Discussion, was launched in 2021 after a year of development and testing. Creators can launch their own GUILD "Channel" -- and curate live streaming sessions with an enhanced, intimate audience experience. The platform will offer multiple options for Channel monetization with our next phase including donations, subscriptions, premium services, etc. Built into the road map for platform improvements in 2022 will be to integrate the ability to sell custom physical products, NFT's and have crypto currencies accepted for payment. Video content will be made available for on-demand viewing and this will pave the way for the launch of an ad-revenue model that could be shared with creators.

Competitors and Industry

The U.S. gaming market is projected to surpass $65.49 billion in 2021 and the global gaming industry is projected to be worth $256 billion by 2025.

In 2020, the global video games advertising market was estimated to be worth just over four billion U.S. dollars and is expected to reach 4.8 billion by 2024.

The "Creator Economy" is growing at a similar rate as the $455 billion "gig economy" and gamers are playing a large part. While the industry has over 2.7 billion gamers worldwide, we believe there is no other resource that effectively supports the creator economy for gamers and esports.

Ritual Motion distinguishes itself from the competiton as an organization soley decidated to the wellbeing of gamers. Its RMGUILD(R, live discussion platform, competes against several existing community tools including Twitch, TED Talks, and Clubhouse. None of these aforementioned platforms are dedicated exclusively to gamers, and they also lack the complete experience of real-time interactivity and live audience participation, and polling.

Current Stage and Roadmap

Our vision for Ritual Motion is to become the most widely recognized and accepted brand for gamers' wellbeing, and RM GUILD(R) to be the most active and preferred digital space for millions of gamers to create content, collaborate with peers, and share their knowledge and experience with others. All For the Good of Gamers.

RM GUILD(R) features live streaming sessions and interactive audience networking. Hosts can create sessions around a variety of lifestyle topics of their choice. Audience members can participate in real-time conversations and polling. All Live programming is also made available for on-demand viewing.

Future buildout of RM GUILD(R) will focus on gamification for both Hosts and Audience members. Feature services will include various "promotion" options for Hosts including NFT's and Crypto payments., while Audience members will be able to earn participation "perks" and more.

Regarding the execution of our growth plans, we want to have the proper infrastructure in place to ensure we can continue to scale the business and provide the most amazing customer experience. Because we are still in start-up mode, we will need to implement high quality, streamlined processes whenever possible; and focus on developing the core tasks including customer service, dev tech/product development, and marketing. We won't likely hire full time employees for every position, but we will start a payroll and take on staff as needed, while still outsourcing and automating when possible.

We plan to execute on a number of different channels including:

- Revenue Sharing: Creators will have the opportunity to earn tips and subscription revenues from the community in support of the content they create. We plan to take a percentage of this revenue similar to how other creator platform fee structures.

- Advertising Sales: Paid advertising positions will be incorporated throughout our website, email marketing, social channels and our GUILD platform including banners, native content, video pre, post, and mid-roll, as well as custom channel creation.

- Sponsorships: Custom sponsorship opportunities will be created for industry partners which may include, title sponsors of categories on GUILD, sponsor of monthly topic-specific Summits and Fairs.

- Data Insights: We will continue to execute upto 6 custom surveys and community studies featuring data insights and information important to the e-sports industry. This data will be packaged and leveraged for partner sales and sponsor integrations.

- Event & Product Sales: We will continue to host live events annually where ticket sales, booth sales, partner integrations are priced and made available to our community. Complementary products that help the e-sports community will also continue to be sold on at these events and online at our website.

The Team

Officers and Directors

Name: William Cesare

William Cesare's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

- **Position:** Co-Founder and Chairman
  Dates of Service: January 15, 20129 - Present
  Responsibilities: Oversees BOD. William does not receive compensation. He devotes 40 plus hours per week to Ritual Motion.

Other business experience in the past three years:

- **Employer:** Revup Fund LLC
  Title: Manager
  Dates of Service: August 01, 2015 - Present
  Responsibilities: Assists with funding customer onboarding

Name: Dana DiPaolo

Dana DiPaolo's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

- **Position:** CEO & Co-Founder
  Dates of Service: January 15, 2019 - Present
  Responsibilities: Oversee day-to-day activities. Dana receives $5,000 in 1099 compensation per month. He devotes 40 plus hours per week to Ritual Motion

Other business experience in the past three years:

- **Employer:** Eureka
  Title: CEO
  Dates of Service: February 01, 2017 - December 30, 2018
  Responsibilities: Oversee marketing and general consultation with customers

Name: Thomas H Day

Thomas H Day's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

- **Position:** Board Director
  Dates of Service: January 15, 2019 - Present
  Responsibilities: Vote on material actions of the company. Thomas does not receive compensation. He devotes 2 hours per week to Ritual Motion

Other business experience in the past three years:

- **Employer:** Gunstock Mountain Resort
  Title: President and General Manager
  Dates of Service: January 15, 2020 - Present
  Responsibilities: Oversees day-day operations, particularly when in season

Name: John S Renza Jr

John S Renza Jr's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

- **Position:** Board Director
  Dates of Service: November 05, 2019 - Present

Responsibilities: Votes on material actions of the company. John does not receive compensation. He devotes 2 hours per week to Ritual Motion

Other business experience in the past three years:

- **Employer:** Community College of Rhode Island
  Title: Professor of Accounting
  Dates of Service: September 05, 1976 - Present
  Responsibilities: teaches accounting curriculum to college level students

Name: Elizabeth Murphy

Elizabeth Murphy's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

- **Position:** CMO & CPO
  Dates of Service: July 01, 2020 - Present
  Responsibilities: Oversee all marketing activities. Elizabeth receives $7,000 in 1099 compensation per month. She devotes 40 plus hours per week to Ritual Motion.

Other business experience in the past three years:

- **Employer:** Bonnier Corporation
  Title: CMO
  Dates of Service: January 01, 2014 - March 01, 2014
  Responsibilities: overseeing marketing programs, brand licensing, and content distribution

Risk Factors

The SEC requires the company to identify risks that are specific to its business and its financial condition. The company is still subject to all the same risks that all companies in its business, and all companies in the economy, are exposed to. These include risks relating to economic downturns, political and economic events and technological developments (such as hacking and the ability to prevent hacking). Additionally, early-stage companies are inherently more risky than more developed companies. You should consider general risks as well as specific risks when deciding whether to invest.

These are the risks that relate to the Company:

Uncertain Risk
An investment in the Company (also referred to as “we”, “us”, “our”, or “Company”)

involves a high degree of risk and should only be considered by those who can afford the loss of their entire investment. Furthermore, the purchase of any of the Non-Voting Common Stock should only be undertaken by persons whose financial resources are sufficient to enable them to indefinitely retain an illiquid investment. Each investor in the Company should consider all of the information provided to such potential investor regarding the Company as well as the following risk factors, in addition to the other information listed in the Company's Form C. The following risk factors are not intended, and shall not be deemed to be, a complete description of the commercial and other risks inherent in the investment in the Company.

Our business projections are only projections
There can be no assurance that the Company will meet our projections. There can be no assurance that the Company will be able to find sufficient demand for our product, that people think it's a better option than a competing product, or that we will able to provide the service at a level that allows the Company to make a profit and still attract business.

Any valuation at this stage is difficult to assess
The valuation for the offering was established by the Company. Unlike listed companies that are valued publicly through market-driven stock prices, the valuation of private companies, especially startups, is difficult to assess and you may risk overpaying for your investment.

The transferability of the Securities you are buying is limited
Any Non-Voting Common Stock purchased through this crowdfunding campaign is subject to SEC limitations of transfer. This means that the stock/note that you purchase cannot be resold for a period of one year. The exception to this rule is if you are transferring the stock back to the Company, to an "accredited investor," as part of an offering registered with the Commission, to a member of your family, trust created for the benefit of your family, or in connection with your death or divorce.

Your investment could be illiquid for a long time
You should be prepared to hold this investment for several years or longer. There will be restrictions on how you can resell the securities you receive. More importantly, there is no established market for these securities and there may never be one. As a result, if you decide to sell these securities in the future, you may not be able to find a buyer. The Company may be acquired by an existing player in the industry. However, that may never happen or it may happen at a price that results in you losing money on this investment.

If the Company cannot raise sufficient funds it will not succeed
The Company, is offering Non-Voting Common Stock in the amount of up to $1,070,000 in this offering, and may close on any investments that are made. Even if the maximum amount is raised, the Company is likely to need additional funds in the future in order to grow, and if it cannot raise those funds for whatever reason, including reasons relating to the Company itself or the broader economy, it may not survive. If the Company manages to raise only the minimum amount of funds, sought,

it will have to find other sources of funding for some of the plans outlined in "Use of Proceeds."

We may not have enough capital as needed and may be required to raise more capital.
We anticipate needing access to credit in order to support our working capital requirements as we grow. Although interest rates are low, it is still a difficult environment for obtaining credit on favorable terms. If we cannot obtain credit when we need it, we could be forced to raise additional equity capital, modify our growth plans, or take some other action. Issuing more equity may require bringing on additional investors. Securing these additional investors could require pricing our equity below its current price. If so, your investment could lose value as a result of this additional dilution. In addition, even if the equity is not priced lower, your ownership percentage would be decreased with the addition of more investors. If we are unable to find additional investors willing to provide capital, then it is possible that we will choose to cease our sales activity. In that case, the only asset remaining to generate a return on your investment could be our intellectual property. Even if we are not forced to cease our sales activity, the unavailability of credit could result in the Company performing below expectations, which could adversely impact the value of your investment.

Terms of subsequent financings may adversely impact your investment
We will likely need to engage in common equity, debt, or preferred stock financings in the future, which may reduce the value of your investment in the Common Stock. Interest on debt securities could increase costs and negatively impact operating results. Preferred stock could be issued in series from time to time with such designation, rights, preferences, and limitations as needed to raise capital. The terms of preferred stock could be more advantageous to those investors than to the holders of Common Stock. In addition, if we need to raise more equity capital from the sale of Common Stock, institutional or other investors may negotiate terms that are likely to be more favorable than the terms of your investment, and possibly a lower purchase price per share.

Management Discretion as to Use of Proceeds
Our success will be substantially dependent upon the discretion and judgment of our management team with respect to the application and allocation of the proceeds of this Offering. The use of proceeds described below is an estimate based on our current business plan. We, however, may find it necessary or advisable to re-allocate portions of the net proceeds reserved for one category to another, and we will have broad discretion in doing so.

Projections: Forward Looking Information
Any projections or forward looking statements regarding our anticipated financial or operational performance are hypothetical and are based on management's best estimate of the probable results of our operations and will not have been reviewed by our independent accountants. These projections will be based on assumptions which management believes are reasonable. Some assumptions invariably will not materialize due to unanticipated events and circumstances beyond management's

control. Therefore, actual results of operations will vary from such projections, and such variances may be material. Any projected results cannot be guaranteed. NO REPRESENTATION CAN BE OR IS MADE CONCERNING THE ACCURACY OF ANY PROJECTED FINANCIAL INFORMATION OR THE COMPANY'S ABILITY TO ACHIEVE THE PROJECTED RESULTS PRESENTED HEREIN. MANY OF THE ASSUMPTIONS ON WHICH THESE PROJECTIONS ARE BASED ARE SUBJECT TO SIGNIFICANT ECONOMIC AND COMPETITIVE UNCERTAINTIES. IT IS LIKELY THAT SOME ASSUMPTIONS WILL NOT MATERIALIZE BECAUSE OF UNANTICIPATED EVENTS AND CIRCUMSTANCES. ACCORDINGLY, THE ACTUAL RESULTS ACHIEVED THROUGHOUT THE PROJECTION PERIOD ARE LIKELY TO VARY FROM THE PROJECT RESULTS. THE VARIATIONS MAY BE MATERIAL AND ADVERSE.

We are reliant on one main type of service
All of our current services are variants on one type of service, providing a platform for on-demand video content for gamers, streamers, and esports players . Our revenues are therefore dependent upon the market for such content.

Minority Holder; Securities with No Voting Rights
The Non-Voting Common Stock that an investor is buying has no voting rights attached to them. This means that you will have no rights in dictating on how the Company will be run. You are trusting in management discretion in making good business decisions that will grow your investments. Furthermore, in the event of a liquidation of our company, you will only be paid out if there is any cash remaining after all of the creditors of our company have been paid out.

You are trusting that management will make the best decision for the company
You are trusting in management discretion. You are buying securities as a minority holder, and therefore must trust the management of the Company to make good business decisions that grow your investment.

Insufficient Funds
The company might not sell enough securities in this offering to meet its operating needs and fulfill its plans, in which case it will cease operating and you will get nothing. Even if we sell all the common stock we are offering now, the Company will (possibly) need to raise more funds in the future, and if it can’t get them, we will fail. Even if we do make a successful offering in the future, the terms of that offering might result in your investment in the company being worth less, because later investors might get better terms.

This offering involves “rolling closings,” which may mean that earlier investors may not have the benefit of information that later investors have.
Once we meet our target amount for this offering, we may request that StartEngine instruct the escrow agent to disburse offering funds to us. At that point, investors whose subscription agreements have been accepted will become our investors. All early-stage companies are subject to a number of risks and uncertainties, and it is not uncommon for material changes to be made to the offering terms, or to companies’ businesses, plans or prospects, sometimes on short notice. When such changes

happen during the course of an offering, we must file an amended to our Form C with the SEC, and investors whose subscriptions have not yet been accepted will have the right to withdraw their subscriptions and get their money back. Investors whose subscriptions have already been accepted, however, will already be our investors and will have no such right.

We face significant market competition
We will compete with larger, established companies who currently have services on the market and/or various respective service development programs. They may have much better financial means and marketing/sales and human resources than us. They may succeed in developing and marketing competing equivalent services earlier than us, or superior services than those developed by us. There can be no assurance that competitors will render our technology or services obsolete or that the services developed by us will be preferred to any existing or newly developed technologies. It should further be assumed that competition will intensify.

We are competing against other recreational activities
Although we are a unique company that caters to a select market, we do compete against other recreational activities. Our business growth depends on the market interest in the Company over other activities.

We are an early stage company and have not yet generated any profits
E-Sports Ventures, Inc., d/b/a Ritual Motion, was formed on January 14, 2019. Accordingly, the Company has a limited history upon which an evaluation of its performance and future prospects can be made. Our current and proposed operations are subject to all business risks associated with new enterprises. These include likely fluctuations in operating results as the Company reacts to developments in its market, managing its growth and the entry of competitors into the market. We will only be able to pay dividends on any shares once our directors determine that we are financially able to do so. The Company has incurred a net loss and has had limited revenues generated since inception. There is no assurance that we will be profitable in the next 3 years or generate sufficient revenues to pay dividends to the holders of the shares.

We are an early stage company and have limited revenue and operating history
The Company has a short history, few customers, and effectively no revenue. If you are investing in this company, it's because you think that a video-led digital community for gamers, streamers, and esports players is a good idea, that the team will be able to successfully market, and sell the product or service, that we can price them right and sell them to enough peoples so that the Company will succeed. Further, we have never turned a profit and there is no assurance that we will ever be profitable.

Our trademarks, copyrights and other intellectual property could be unenforceable or ineffective
Intellectual property is a complex field of law in which few things are certain. It is possible that competitors will be able to design around our intellectual property, find

prior art to invalidate it, or render certain intellectual property unenforceable through some other mechanism. If competitors are able to bypass our trademark and copyright protection without obtaining a sublicense, it is likely that the Company's value will be materially and adversely impacted. This could also impair the Company's ability to compete in the marketplace. Moreover, if our trademarks and copyrights are deemed unenforceable, the Company will almost certainly lose any potential revenue it might be able to raise by entering into sublicenses. This would cut off a significant potential revenue stream for the Company.

The cost of enforcing our trademarks and copyrights could prevent us from enforcing them
Trademark and copyright litigation has become extremely expensive. Even if we believe that a competitor is infringing on one or more of our trademarks or copyrights, we might choose not to file suit because we lack the cash to successfully prosecute a multi-year litigation with an uncertain outcome; or because we believe that the cost of enforcing our trademark(s) or copyright(s) outweighs the value of winning the suit in light of the risks and consequences of losing it; or for some other reason. Choosing not to enforce our trademark(s) or copyright(s) could have adverse consequences for the Company, including undermining the credibility of our intellectual property, reducing our ability to enter into sublicenses, and weakening our attempts to prevent competitors from entering the market. As a result, if we are unable to enforce our trademark(s) or copyright(s) because of the cost of enforcement, your investment in the Company could be significantly and adversely affected.

The loss of one or more of our key personnel, or our failure to attract and retain other highly qualified personnel in the future, could harm our business
To be successful, the Company requires capable people to run its day to day operations. As the Company grows, it will need to attract and hire additional employees in sales, marketing, design, development, operations, finance, legal, human resources and other areas. Depending on the economic environment and the Company's performance, we may not be able to locate or attract qualified individuals for such positions when we need them. We may also make hiring mistakes, which can be costly in terms of resources spent in recruiting, hiring and investing in the incorrect individual and in the time delay in locating the right employee fit. If we are unable to attract, hire and retain the right talent or make too many hiring mistakes, it is likely our business will suffer from not having the right employees in the right positions at the right time. This would likely adversely impact the value of your investment.

We rely on third parties to provide services essential to the success of our business
We rely on third parties to provide a variety of essential business functions for us, including content creation. It is possible that some of these third parties will fail to perform their services or will perform them in an unacceptable manner. It is possible that we will experience delays, defects, errors, or other problems with their work that will materially impact our operations and we may have little or no recourse to recover damages for these losses. A disruption in these key or other suppliers' operations could materially and adversely affect our business. As a result, your investment could

be adversely impacted by our reliance on third parties and their performance.

The Company is vulnerable to hackers and cyber-attacks
As an internet-based business, we may be vulnerable to hackers who may access the data of our investors and the issuer companies that utilize our platform. Further, any significant disruption in service on the Company or in its computer systems could reduce the attractiveness of the platform and result in a loss of investors and companies interested in using our platform. Further, we rely on a third-party technology provider to provide some of our back-up technology. Any disruptions of services or cyber-attacks either on our technology provider or on the Company could harm our reputation and materially negatively impact our financial condition and business.

Limited Protection of Proprietary Rights
The Company's ability to compete effectively with its competitors could depend, in part, on its ability to retain experienced employees, create and/or maintain its content and advertising and the proprietary nature of its intellectual property. The Company's success shall also depend, in part, on its ability to obtain and/or enforce intellectual property protection for these assets. The Company, in such circumstances, may file applications for copyrights and trademarks, as the BOD deems appropriate. There can be no assurances as to the degree of protection offered by any intellectual property issued to or licensed by the Company. There can be no assurances that competitors, many of whom have substantial resources and substantial investments in competing technologies, shall not seek to apply for and obtain copyrights that shall prevent, limit or interfere with the Company's ability to market and sell its products and services. The Company may also rely on proprietary technology and there can be no assurances that others may not independently develop the same or similar technology, or otherwise obtain access to the Company's proprietary technology. There can be no assurances that confidentiality agreements entered into by the Company's employees and consultants, advisors and collaborators shall provide meaningful protection for the Company's trade secrets, know-how or other proprietary information in the event of any unauthorized use or disclosure of such trade secrets, know-how or other proprietary information.

An established Board of Directors will Maintain Control of Company
The powers of Company shall be exercised by and under the authority of, and the business and affairs of Company shall be managed by an existing Board of Directors. The Board of Directors will maintain full authority to engage officers and make essentially all major decisions relating to Company and its business. Pursuant to the terms of a Voting Agreement among Company's voting shareholders, the Board will be appointed solely by two majority shareholders. Investors in the Offering will not have the right to participate in the management of Company or in decisions made by the Board of Directors. As a result, Investors will have essentially no control over their investment in the Company or their prospects with respect thereto.

No Independent Review of Offering
Company has not retained any independent professionals to review or comment on

this Offering or otherwise protect the interests of the subscribers. Although Company has retained its own counsel, neither such counsel nor any other firm has made any independent examination of any factual matters represented by our management herein on behalf of investors in this Offering, and purchasers of the securities offered hereby cannot rely on the firm so retained with respect to any matters herein described.

Ownership and Capital Structure; Rights of the Securities

Ownership

The following table sets forth information regarding beneficial ownership of the company’s holders of 20% or more of any class of voting securities as of the date of this Offering Statement filing.

Stockholder Name	Number of Securities Owned	Type of Security Owned	Percentage
William Cesare	4,100,168	Common Voting Stock	41.0
DOME Enterprise Trust (Tom Day)	3,253,332	Common Voting Stock	32.53

The Company's Securities

The Company has authorized Common Non-Voting Stock, and Common Voting Stock. As part of the Regulation Crowdfunding raise, the Company will be offering up to 535,000 of Common Non-Voting Stock.

Common Non-Voting Stock

The amount of security authorized is 8,000,000 with a total of 0 outstanding.

Voting Rights

There are no voting rights associated with Common Non-Voting Stock.

Material Rights

There are no material rights associated with Common Non-Voting Stock.

Common Voting Stock

The amount of security authorized is 12,000,000 with a total of 9,942,924 outstanding.

Voting Rights

The holders of the Voting Common Stock are entitled to one vote for each share of Voting Common Stock held at all meetings of stockholders (and written actions in lieu of meetings). There shall be no cumulative voting.

Material Rights

The amount outstanding of Common Voting Stock does not include 57,076 shares reserved for issuance under a company stock plan.

What it means to be a minority holder

As a minority holder of the company, you will have no voting rights in regards to the corporate actions of the company, including additional issuances of securities, company repurchases of securities, a sale of the company or its significant assets, or company transactions with related parties. Further, investors in this offering may have rights less than those of other investors, and will have limited influence on the corporate actions of the company.

Dilution

Investors should understand the potential for dilution. The investor's stake in a company could be diluted due to the company issuing additional shares. In other words, when the company issues more shares, the percentage of the company that you own will go down, even though the value of the company may go up. You will own a smaller piece of a larger company. This increase in number of shares outstanding could result from a stock offering (such as an initial public offering, another crowdfunding round, a venture capital round, angel investment), employees exercising stock options, or by conversion of certain instruments (e.g. convertible bonds, preferred shares or warrants) into stock.

If the company decides to issue more shares, an investor could experience value dilution, with each share being worth less than before, and control dilution, with the total percentage an investor owns being less than before. There may also be earnings dilution, with a reduction in the amount earned per share (though this typically occurs only if the company offers dividends, and most early stage companies are unlikely to offer dividends, preferring to invest any earnings into the company).

Transferability of securities

For a year, the securities can only be resold:

- In an IPO;
- To the company;
- To an accredited investor; and
- To a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

Recent Offerings of Securities

We have made the following issuances of securities within the last three years:

- **Name:** Common Stock
  Type of security sold: Equity
  Final amount sold: $275,000.00

Number of Securities Sold: 171
Use of proceeds: Working capital
Date: August 27, 2020
Offering exemption relied upon: 506(b)

- **Name:** Common Stock
  Type of security sold: Equity
  Final amount sold: $475,000.00
  Number of Securities Sold: 121
  Use of proceeds: Working Capital
  Date: February 10, 2021
  Offering exemption relied upon: 506(b)

Financial Condition and Results of Operations

Financial Condition

You should read the following discussion and analysis of our financial condition and results of our operations together with our financial statements and related notes appearing at the end of this Offering Memorandum. This discussion contains forward-looking statements reflecting our current expectations that involve risks and uncertainties. Actual results and the timing of events may differ materially from those contained in these forward-looking statements due to a number of factors, including those discussed in the section entitled "Risk Factors" and elsewhere in this Offering Memorandum.

Results of Operations

Circumstances which led to the performance of financial statements:

Revenue

Since the start of our company our focus has always been on our customers and building out our product to serve our community. Revenue for the fiscal year 2019 was $18,979 and it climbed to $112,333 in fiscal year 2020. We believe that in order for us to be successful we must be authentic and part of the community we are developing. We've spent the last two years trying to expand out community before introducing monetization, as a result our revenues have been limited.

Cost of Sales

Cost of sales in 2019 was $15,700 in comparison to 2020 which was $55,106. This increase was directly related to our increase in net revenue. All of our sales are direct to consumer sales.

Gross Margins

Gross profit in 2020 was $57,227 up from $3,279 in the fiscal year 2019, an increase of $53,948. We expect gross margins as a percentage of revenue to continue to improve and increase, particularly as we introduce additional monetization product features.

Expenses

The bulk of our expenses have been devoted to product development as well as building the right team. We've realized that growth requires an expanded skillset. As a result, we've tried to build a team with broad and complementary skills. Our monthly burn has increased from $15,000 in 2019 to $30,000 in 2020. Our monthly burn in 2021 is poised to surpass $50,000. We've been challenged with trying to expand our community and base before introducing any monetization. We plan to use capital from our SE campaign to further build out our platform with features that allow us to monetize the experience in a way that is acceptable to our community. This will include a sponsorship revenue model. We will also allow our creators to receive funds from their audience directly, which will help expand our creator community. We will use the funds from our SE campaign to further scale our team and product in order to fully establish our monetization efforts.

Historical results and cash flows:

Our primary focus has been on building our gamer community. It takes time to build a community that is authentic and commited to the cause. We believe that future performance will be different because now that we have a strong, engaged community we can intoduce the monitization model. In order to do this we need additional capital to expand our team and product.

Liquidity and Capital Resources

What capital resources are currently available to the Company? (Cash on hand, existing lines of credit, shareholder loans, etc...)

We currently have $50,000 of cash on hand. This is roughly a 30 day runway.

If needed, we have commitments from investors to provide us with loans.

How do the funds of this campaign factor into your financial resources? (Are these funds critical to your company operations? Or do you have other funds or capital resources available?)

We have roughly 50K of cash on hand which provides us with 30 days of runway. We expect that the campaign funds will bridge us and get us enough capital to reach our next plateau. Achieving our funding goal of 1.07M will provide us with an additional 12 months of runway. We further anticipate that the campaign will expose us to additional investors and a larger Series A event.

Are the funds from this campaign necessary to the viability of the company? (Of the

total funds that your company has, how much of that will be made up of funds raised from the crowdfunding campaign?)

Yes, the funds from this campaign should bridge us to our next plateau. Achieving our funding goal of 1.07 M will provide us with another 12 months of operation. This will allow us to further develop our team and product. The success of the campaign will act as a proxy to future capital raising events, including a Series A.

How long will you be able to operate the company if you raise your minimum? What expenses is this estimate based on?

We will extend our runway another 2 weeks if we are able to raise $10K.

How long will you be able to operate the company if you raise your maximum funding goal?

If we raise $1.07M we will extend our runway another 12 months.

Are there any additional future sources of capital available to your company? (Required capital contributions, lines of credit, contemplated future capital raises, etc...)

We are confident that the exposure to the SE financial network will create interest for additional fundraising. This would be with more experience and institutional investors.

Indebtedness

The Company does not have any material terms of indebtedness.

Related Party Transactions

- **Name of Entity:** Dome Enterprise Trust
  Names of 20% owners: Thomas Day
  Relationship to Company: 20%+ Owner
  Nature / amount of interest in the transaction: Over 20% Owner
  Material Terms: An affiliate of a shareholder, DOME Enterprise Trust, manufactures E-sports gloves that are sold on the Company's website. On average, $1500 per month is invoiced by that affiliate, Dome Publishing Company.

Valuation

Pre-Money Valuation: $20,000,000.00

Valuation Details:

The U.S. gaming market is projected to surpass $65.49 billion in 2021 and the global gaming industry is projected to be worth $256 billion by 2025. More than 50 million people around the world consider themselves creators, despite the creator economy only being born a decade ago. The "Creator Economy" is growing at a similar rate as the $455 billion "gig economy" and gamers are playing a large part. While the industry has over 2.7 billion gamers worldwide, we believe there is no other resource that effectively supports the creator economy for gamers and esports. The barriers between content creation and consumption are being broken down, creating new opportunities for creators to become online entrepreneurs – selling content, knowledge, and products. Following our initial financing, the Company has completed two successful equity rounds at $3M, and $6M valuations within the last 24 months. Since our $6M raise, we have developed out phase 1 of our GUILD product, which hosts our live video sessions and includes a suite of easy-to-use tools. We have since amassed 300 million in audience reach and engagement. The GUILD platform has also streamed more than half a million minutes of live video content and collected 2,000 registered members.

We are in the finalization process of our phase 2 product developments. Phase 2 product advancements focus on multiple options for Channel monetization including donations, subscriptions, premium services, etc. Creators will be able to sell custom physical products, NFT's, and accept crypto currencies as well. All programming is also available for on-demand viewing allowing an ad-share revenue model for creators. This aggressive market progress and traction warrants an elevated valuation to $20M when compared to other competitors in the industry, including Twitch, Discord, and Clubhouse. The closest comparison to our company within the creator economy would be Clubhouse. Clubhouse launched in March of 2020, during the pandemic, with 1000 members. In January 2021 they raised $110 Million at a $1 Billion valuation. Unlike Clubhouse, which is limited to audio content, we offer a full video experience, which is more prefered within the industry. We currently have over 1000 members and over 50,000 video views per week.

The pre-money valuation has been calculated on a fully diluted basis. In making this calculation, we have assumed any shares reserved for issuance under a stock plan are issued.

We have set this valuation internally, without a formal-third party independent evaluation.

Use of Proceeds

If we raise the Target Offering Amount of $10,000.00 we plan to use these proceeds as follows:

- *StartEngine Platform Fees*
  3.5%

- *Research & Development*
  50.0%
  We would use the funds to further innovate and introduce new products and services to improve our existing offerings. This would include further iteration of our GUILD product features.

- *Working Capital*
  40.0%
  We will expand our internal team with different resources needed to scale the business. Emphasizing tech development and digital marketing.

- *Inventory*
  6.5%
  We will expand our product offering as well as the availability of online products sold. Products will be geared towards helping the gaming community.

If we raise the over allotment amount of $1,070,000.00, we plan to use these proceeds as follows:

- *StartEngine Platform Fees*
  3.5%

- *Research & Development*
  50.0%
  We will expand the product and platform development to include the gamification for both Hosts and Audience members. Feature services will include various "promotion" options for Hosts including NFT's and Crypto payments., while Audience members will be able to earn participation "perks" and more.

- *Working Capital*
  40.0%
  We will expand our internal team in the areas of Customer Support, Member Acquisition, and Affiliate Management. We will set a side funds for digital advertising and marketing, as well as tech development.

- *Inventory*
  6.5%
  We will further expand our online product inventory and ecommerce product lines. Products will be focused on e-sports and gaming with a strong focus on our Varsity segment. We will also continue to expand our on-demand manufacturing processes and vendors.

The Company may change the intended use of proceeds if our officers believe it is in the best interests of the company.

Regulatory Information

Disqualification

No disqualifying event has been recorded in respect to the company or its officers or directors.

Compliance Failure

The company has not previously failed to comply with the requirements of Regulation Crowdfunding.

Ongoing Reporting

The Company will file a report electronically with the SEC annually and post the report on its website no later than April 30 (120 days after Fiscal Year End). Once posted, the annual report may be found on the Company's website at ritualmotion.com (Link on our information page).

The Company must continue to comply with the ongoing reporting requirements until:

(1) it is required to file reports under Section 13(a) or Section 15(d) of the Exchange Act;

(2) it has filed at least one (1) annual report pursuant to Regulation Crowdfunding and has fewer than three hundred (300) holders of record and has total assets that do not exceed $10,000,000;

(3) it has filed at least three (3) annual reports pursuant to Regulation Crowdfunding;

(4) it or another party repurchases all of the securities issued in reliance on Section 4(a)(6) of the Securities Act, including any payment in full of debt securities or any complete redemption of redeemable securities; or

(5) it liquidates or dissolves its business in accordance with state law.

Updates

Updates on the status of this Offering may be found at: www.startengine.com/ritualmotion

Investing Process

See Exhibit E to the Offering Statement of which this Offering Memorandum forms a part.

EXHIBIT B TO FORM C

FINANCIAL STATEMENTS AND INDEPENDENT ACCOUNTANT'S REVIEW FOR E-Sports Ventures, Inc.

[See attached]

E-SPORT VENTURES, INC. DBA RITUAL MOTION

FINANCIAL STATEMENTS
YEAR ENDED DECEMBER 31, 2020 AND 2019
(Unaudited)

INDEX TO FINANCIAL STATEMENTS

(UNAUDITED)

INDEPENDENT ACCOUNTANT'S REVIEW REPORT

To the Board of Directors of
E-Sports Ventures, Inc. d/b/a Ritual Motion
Providence, Rhode Island

We have reviewed the accompanying financial statements of E-Sports Ventures, Inc. d/b/a Ritual Motion (the "Company,"), which comprise the balance sheet as of December 31, 2020 and December 31, 2019, and the related statement of operations, statement of shareholders' equity (deficit), and cash flows for the year ending December 31, 2020 and December 31, 2019, and the related notes to the financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, we do not express such an opinion.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Accountant's Responsibility

Our responsibility is to conduct the review in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of our procedures provide a reasonable basis for our conclusion.

Accountant's Conclusion

Based on our review, we are not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in conformity with accounting principles generally accepted in the United States of America.

Going Concern

As discussed in Note 9, certain conditions indicate that the Company may be unable to continue as a going concern. The accompanying financial statements do not include any adjustments that might be necessary should the Company be unable to continue as a going concern.

SetApart FS

September 24 2021
Los Angeles, California

E-Sports Ventures Inc. d/b/a Ritual Motion
BALANCE SHEET
(UNAUDITED)

As of December 31,		2020		2019
(USD $ in Dollars)				
ASSETS				
Current Assets:				
Cash & cash equivalents	$	83,216	$	8,025
Accounts receivable—net		1,796		1,796
Inventories		20,178		2,000
Total current assets		**105,190**		**11,821**
Total assets	**$**	**105,190**	**$**	**11,821**
LIABILITIES AND STOCKHOLDERS' EQUITY				
STOCKHOLDERS EQUITY				
Common Stock		1		1
Additional Paid In Capital		674,999		269,999
Retained earnings/(Accumulated Deficit)		(569,810)		(258,179)
Total stockholders' equity		**105,190**		**11,821**
Total liabilities and stockholders' equity	**$**	**105,190**	**$**	**11,821**

See accompanying notes to financial statements.

E-Sports Ventures Inc. d/b/a Ritual Motion
STATEMENTS OF OPERATIONS
(UNAUDITED)

For Fiscal Year Ended December 31,	2020	2019
(USD $ in Dollars)		
Net revenue	$ 112,333	$ 18,979
Cost of goods sold	55,106	15,700
Gross profit	57,227	3,279
Operating expenses		
General and administrative	246,743	189,016
Sales and marketing	122,115	72,442
Total operating expenses	368,858	261,458
Operating income/(loss)	(311,631)	(258,179)
Interest expense	-	-
Other Loss/(Income)	-	-
Income/(Loss) before provision for income taxes	(311,631)	(258,179)
Provision/(Benefit) for income taxes	-	-
Net income/(Net Loss)	**$ (311,631)**	**$ (258,179)**

See accompanying notes to financial statements.

STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY
(UNAUDITED)

	Common Stocks								
(in , $US)	Shares		Amount		Additional Paid In Capital		Retained earnings/ (Accumulated Deficit)		Total Shareholder Equity
Inception, January 15, 2019	-								
Capital contribution	980	$	1	$	269,999			$	270,000
Net income/(loss)							(258,179)		(258,179)
Balance—December 31, 2019	980		1		269,999	$	(258,179)	**$**	**11,821**
Issuance of Common Stock	490		**0**		405,000				405,000
Net income/(loss)							(311,631)		(311,631)
Balance—December 31, 2020	1,470	**$**	**1**	**$**	**674,999**	**$**	**(569,810)**	**$**	**105,190**

See accompanying notes to financial statements.

E-SPORTS VENTURES INC. D/B/A RITUAL MOTION
STATEMENTS OF CASH FLOWS
(UNAUDITED)

For Fiscal Year Ended December 31,		2020		2019
(USD $ in Dollars)				
CASH FLOW FROM OPERATING ACTIVITIES				
Net income/(loss)	$	(311,631)	$	(258,179)
Adjustments to reconcile net income to net cash provided/(used) by operating activities:				
Depreciation of property		-		-
Amortization of intangibles		-		-
Changes in operating assets and liabilities:				
Accounts receivable		-		(1,796)
Inventory		(18,178)		(2,000)
Net cash provided/(used) by operating activities		**(329,809)**		**(261,975)**
CASH FLOW FROM INVESTING ACTIVITIES				
Purchases of property and equipment		-		-
Net cash provided/(used) in investing activities		**-**		**-**
CASH FLOW FROM FINANCING ACTIVITIES				
Capital Contribition		405,000		269,999
Net cash provided/(used) by financing activities		**405,000**		**270,000**
Change in cash		75,191		8,025
Cash—beginning of year		8,025		-
Cash—end of year	**$**	**83,216**	**$**	**8,025**
SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION				
Cash paid during the year for interest	$	-	$	-
Cash paid during the year for income taxes	$	-	$	-
OTHER NONCASH INVESTING AND FINANCING ACTIVITIES AND SUPPLEMENTAL DISCLOSURES				
Purchase of property and equipment not yet paid for	$	-	$	-
Issuance of equity in return for note		-		
Issuance of equity in return for accrued payroll and other liabilities				

See accompanying notes to financial statements.

1. NATURE OF OPERATIONS

E-Sports Ventures, Inc. d/b/a Ritual Motion was incorporated on January 15, 2019 in the state of Delaware. The financial statements of E-Sports Ventures, Inc. d/b/a Ritual Motion (which may be referred to as the "Company", "we", "us", or "our") are prepared in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP"). The Company's headquarters are located in Providence, Rhode Island

Ritual Motion is a first-of-its-kind, video-led digital community for gamers, streamers, and esports players to create, collaborate and share content based around the positive values of wellness, diversity and inclusion. Our flagship product is RM GUILD(R); Gamers United in Live Discussion, a video-based, peer-to-peer content platform, featuring live hosting and interactive audience networking sessions that automatically convert into on-demand video content.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The accounting and reporting policies of the Company conform to accounting principles generally accepted in the United States of America ("US GAAP"). The Company has adopted the calendar year as its basis of reporting.

Use of Estimates

The preparation of financial statements in conformity with United States GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash and Cash Equivalents

Cash and cash equivalents include all cash in banks. The Company's cash is deposited in demand accounts at financial institutions that management believes are creditworthy. The Company's cash and cash equivalents in bank deposit accounts, at times, may exceed federally insured limits. As of December 31, 2020 and December 31, 2019, the Company's cash and cash equivalents did not exceed FDIC insured limits.

Accounts Receivable and Allowance for Doubtful Accounts

Accounts receivable are recorded at net realizable value or the amount that the Company expects to collect on gross customer trade receivables. We estimate losses on receivables based on known troubled accounts and historical experience of losses incurred. Receivables are considered impaired and written-off when it is probable that all contractual payments due will not be collected in accordance with the terms of the agreement. As of December 31, 2020 and 2019, the Company determined that no reserve was necessary.

Inventories

Inventories are valued at the lower of cost and net realizable value. Costs related to retail price of the gloves which are determined using an average method.

Income Taxes

E-Sports Ventures, Inc. d/b/a Ritual Motion is a C corporation for income tax purposes. The Company accounts for income taxes under the liability method, and deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying values of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates in effect for the year in which those temporary differences are expected to be recovered or settled. A valuation allowance is provided on deferred tax assets if it is determined that it is more likely than not that the deferred tax asset will not be realized. The Company records interest, net of any applicable related income tax benefit, on potential income tax contingencies as a component of income tax expense. The Company records tax positions taken or expected to be taken in a tax return based upon the amount that is more likely than not to be realized or paid, including in connection with the resolution of any related appeals or other legal processes. Accordingly, the Company recognizes liabilities for certain unrecognized tax benefits based on the amounts that are more likely than not to be settled with the relevant taxing authority. The Company recognizes interest and/or penalties related to unrecognized tax benefits as a component of income tax expense.

Concentration of Credit Risk

The Company maintains its cash with a major financial institution located in the United States of America which it believes to be creditworthy. Balances are insured by the Federal Deposit Insurance Corporation up to $250,000. At times, the Company may maintain balances in excess of the federally insured limits.

Revenue Recognition

The Company recognizes revenues in accordance with FASB ASC 606, Revenue From Contracts with Customers, when delivery of goods as delivery is the sole performance obligation in its contracts with customers. The Company typically collects payment upon sale and recognizes the revenue when the item has shipped and has fulfilled their sole performance obligation.

Income is principally comprised of revenues earned by the Company as part of the sale of gaming gloves.

Cost of sales

Costs of goods sold include the retail price of the gaming gloves.

Advertising and Promotion

Advertising and promotional costs are expensed as incurred. Advertising and promotional expense for the years ended December 31, 2020 and December 31, 2019 amounted to $122,115 and $72,442 which is included in sales and marketing expense.

Fair Value of Financial Instruments

The carrying value of the Company's financial instruments included in current assets and current liabilities (such as cash and cash equivalents, restricted cash and cash equivalents, accounts receivable, accounts payable and accrued expenses approximate fair value due to the short-term nature of such instruments).

The inputs used to measure fair value are based on a hierarchy that prioritizes observable and unobservable inputs used in valuation techniques. These levels, in order of highest to lowest priority, are described below:

Level 1—Quoted prices (unadjusted) in active markets that are accessible at the measurement date for identical assets or liabilities.

Level 2—Observable prices that are based on inputs not quoted on active markets but corroborated by market data.

Level 3—Unobservable inputs reflecting the Company's assumptions, consistent with reasonably available assumptions made by other market participants. These valuations require significant judgment.

Subsequent Events

The Company considers events or transactions that occur after the balance sheet date, but prior to the issuance of the financial statements to provide additional evidence relative to certain estimates or to identify matters that require additional disclosure. Subsequent events have been evaluated through September 24, 2021, which is the date the financial statements were issued.

Recently Issued and Adopted Accounting Pronouncements

In February 2019, FASB issued ASU No. 2019-02, Leases, that requires organizations that lease assets, referred to as "lessees", to recognize on the balance sheet the assets and liabilities for the rights and obligations created by those leases with lease terms of more than 12 months. ASU 2019-02 will also require disclosures to help investors and other financial statement users better understand the amount, timing, and uncertainty of cash flows arising from leases and will include qualitative and quantitative requirements. The new standard for nonpublic entities will be effective for fiscal years beginning after December 15, 2020, and interim periods within fiscal years beginning after December 15, 2021, and early application is permitted. We are currently evaluating the effect that the updated standard will have on the financial statements and related disclosures.

In June 2019, FASB amended ASU No. 2019-07, Compensation – Stock Compensation, to expand the scope of Topic 718, Compensation – Stock Compensation, to include share-based payment transactions for acquiring goods and services from nonemployees. The new standard for nonpublic entities will be effective for fiscal years beginning after December 15, 2019, and interim periods within fiscal years beginning after December 15, 2020, and early application is permitted. The standard implementation did not have a material impact.

In August 2019, amendments to existing accounting guidance were issued through Accounting Standards Update 2019-15 to clarify the accounting for implementation costs for cloud computing arrangements. The amendments specify that existing guidance for capitalizing implementation costs incurred to develop or obtain internal-use software also applies to implementation costs incurred in a hosting arrangement that is a service contract. The guidance is effective for fiscal years beginning after December 15, 2020, and interim periods within fiscal years beginning after December 15, 2021, and early application is permitted. The standard implementation did not have a material impact.

The FASB issues ASUs to amend the authoritative literature in ASC. There have been a number of ASUs to date, including those above, that amend the original text of ASC. Management believes that those issued to date either (i) provide supplemental guidance, (ii) are technical corrections, (iii) are not applicable to us or (iv) are not expected to have a significant impact on our financial statements.

3. INVENTORY

Inventory consists of the following items:

As of Year Ended December 31,	2020	2019
Finished goods	20,178	2,000
Total Inventories	**$ 20,178**	**$ 2,000**

4. CAPITALIZATION AND EQUITY TRANSACTIONS

Common Stock

The Company is authorized to issue 20,000,000 shares of common stock with par value of $0.001, of which: (i) 12,000,000 shares are designated as "Voting Common Stock"; and (ii) 8,000,000 shares are designated as "Non-Voting Common Stock". As of December 31, 2019 and December 31, 2020, and, 980 and 1,470 shares of common stock were issued and outstanding, respectively. As of September 24, 2021, shares of Voting Common Stock 10,000,000 have been issued and are outstanding.

5. INCOME TAXES

The provision for income taxes for the year ended December 31, 2020 and December 31, 2019 consists of the following:

As of Year Ended December 31,	2020	2019
Net Operating Loss	$ (87,443)	$ (68,786)
Valuation Allowance	87,443	68,786
Net Provision for income tax	$ -	$ -

Significant components of the Company's deferred tax assets and liabilities at December 31, 2020, and December 31, 2019 are as follows:

As of Year Ended December 31,	2020	2019
Net Operating Loss	$ (156,229)	$ (68,786)
Valuation Allowance	156,229	68,786
Total Deferred Tax Asset	$ -	$ -

Management assesses the available positive and negative evidence to estimate if sufficient future taxable income will be generated to use the existing deferred tax assets. On the basis of this evaluation, the Company has determined that it is more likely than not that the Company will not recognize the benefits of the federal and state net deferred tax assets, and, as a result, full valuation allowance has been set against its net deferred tax assets as of December 31, 2020 and December 31, 2019. The amount of the deferred tax asset to be realized could be adjusted if estimates of future taxable income during the carryforward period are reduced or increased.

For the fiscal year ending December 31, 2020, the Company had federal cumulative net operating loss ("NOL") carryforwards of $557,960, and the Company had state net operating loss ("NOL") carryforwards of approximately $557,960. Utilization of some of the federal and state NOL carryforwards to reduce future income taxes will depend on the Company's ability to generate sufficient taxable income prior to the expiration of the carryforwards. The federal net operating loss carryforward is subject to an 80% limitation on taxable income, does not expire, and will carry on indefinitely.

The Company recognizes the impact of a tax position in the financial statements if that position is more likely than not to be sustained on a tax return upon examination by the relevant taxing authority, based on the technical merits of the position. As of December 31, 2020, and December 31, 2019, the Company had no unrecognized tax benefits.

The Company recognizes interest and penalties related to income tax matters in income tax expense. As of December 31, 2020, and December 31, 2019, the Company had no accrued interest and penalties related to uncertain tax positions.

6. RELATED PARTY

An affiliate of a shareholder, DOME Enterprise Trust, manufactures E-sports gloves that are sold on the Company's website. On average, $1500 per month is invoiced by that affiliate, Dome Publishing Company.

7. COMMITMENTS AND CONTINGENCIES

Contingencies

The Company's operations are subject to a variety of local and state regulation. Failure to comply with one or more of those regulations could result in fines, restrictions on its operations, or losses of permits that could result in the Company ceasing operations.

Litigation and Claims

From time to time, the Company may be involved in litigation relating to claims arising out of operations in the normal course of business. As of December 31, 2020, there were no pending or threatened lawsuits that could reasonably be expected to have a material effect on the results of the Company's operations.

8. SUBSEQUENT EVENTS

The Company has evaluated subsequent events for the period from December 31, 2020 through September 24, 2021 the date the financial statements were available to be issued.

In February of 2021, the company issued 121.79 shares of common stock through private offering.

From December 31, 2020 until September 24, 2021, the issued 82.05 shares of common stock to the service providers.

On September 14, 2021, the Board of Directors and Majority of the Shareholders of Corporation adopted Amended and Restated Certificate of Incorporation which authorized additional shares and created two classes of Common Stock (Voting and Non-Voting), which was filed with the Delaware Secretary of State on or about September 16, 2021; and the same date, subject to the filing of the Amended and Restated Certificate of Incorporation, the Board of Directors authorized a 5,707.59967 for 1 stock split of Corporation's common stock.

There have been no other events or transactions during this time which would have a material effect on these financial statements.

9. GOING CONCERN

The Company lacks significant working capital and has only recently commenced operations. As of December 31, 2020, the Company has a net operating loss of $311,631, an operating cash flow loss of $329,809 and liquid assets in cash of $83,216, which less than a year worth of cash reserves. We will incur significant additional costs before significant revenue is achieved. These matters raise substantial doubt about the Company's ability to continue as a going concern. During the next 12 months, the Company intends to fund its operations with funding from our proposed Regulation Crowdfunding campaign, and additional debt and/or equity financing as determined to be necessary. There are no assurances that management will be able to raise capital on terms acceptable to the Company. If we are unable to obtain sufficient amounts of additional capital, we may be required to reduce the scope of our planned development, which could harm our business, financial condition and operating results. The balance sheet and related financial statements do not include any adjustments that might result from these uncertainties.

EXHIBIT C TO FORM C

PROFILE SCREENSHOTS

[See attached]

This offering is not live or open to the public at this moment.

Ritual Motion

A new creator and community platform designed exclusively for gamers.



Website | Providence, RI | GAMING

$0.00 raised

0 Investors	**$20M** Valuation
$2.00 Price per Share	**$100.00** Min. Investment
	Equity Offering Type
$1.07M Offering Max	**Reg CF** Offering

INVEST NOW

This Offering is eligible for the StartEngine Owner's 10% Bonus

This Reg CF offering is made available through StartEngine Capital, LLC.

We aim to take the best components of Twitch, Discord, Ted Talks, and Clubhouse and provide a new alternative platform where gamers, esports fans and gaming organizations can better promote, share, and monetize their assets and brands.

Overview | Team | Terms | Updates | Comments | Follow

Reasons to Invest

- Booming Industry: The U.S. gaming market is projected to surpass $65.49 billion in 2021 and the global gaming industry is projected to be worth $256 billion by 2025.
- Experienced Team: Founders bring a unique and rich history of developing successful social commerce platforms. Executive team brings expertise in the esports and gaming space, deep knowledge of digital media, content creation and years of experience in brand development.
- Rapid Growth: The Ritual Motion brand has amassed 300 million in audience reach and engagement since the company launched. In its first 100 days, Ritual Motion's new creator and community platform -- GUILD: Gamers United in Live Discussion -- streamed more than half a million minutes of live video content and collected 2,000 registered members (audience reach and engagement is a compilation of analytics for Ritual Motion's brand reach and audience interactions including but not limited to media exposure, owned web properties, social platforms, event attendance and email marketing).

Source | Source

OVERVIEW

Create, Collaborate and Share for the Good of Gamers

Ritual Motion was formed in 2018 after founders Dana Paul and Bill Cesare recognized an opportunity to better organize a fragmented but rapidly growing gamer community. Their mission was to build a social community platform based upon authenticity, diversity and inclusion...where gamers could create, collaborate and share exclusive content.

Our Mission

- Support the positive growth of gaming and esports through the promotion of authenticity, diversity and inclusion.
- Contribute to the democratization of the Creator Economy for the gamer community.
- Commit to always following our corporate credo: For the Good of Gamers

Ritual Motion's new creator and community platform, GUILD: Gamers United In Live Discussion, was launched in 2021 after a year of development and testing. Creators can launch their own GUILD "Channel" -- and curate live streaming sessions with an enhanced, intimate audience experience. The platform will offer multiple options for Channel monetization with our next phase including donations, subscriptions, premium services, etc. Built into the road map for platform improvements in 2022 will be to integrate the ability to sell custom physical products, NFT's and have crypto currencies accepted for payment. Video content will be made available for on-demand viewing and this will pave the way for the launch of an ad-revenue model that could be shared with creators.

	twitch	TED	Clubhouse	
Live Video	✓			✓
Live Audio	✓		✓	✓
Chat Function	✓		✓	✓
Audience on Video				✓
Community Driven	✓		✓	✓
On-Demand Content	✓	✓		✓
Thought Leadership		✓	✓	✓
Invitation Only			✓	✓
Live Polling	✓			✓
Exclusively for Gamers				✓

THE PROBLEM

Creators in the gaming community are looking for equality, discoverability and a more meaningful experience with audiences.

The "Creator Economy" is growing at a similar rate as the $455 billion "gig economy" and gamers are playing a large part. While the industry has over 2.7 billion gamers worldwide, we believe there is no other resource that effectively supports the creator economy for gamers and esports.



WE BELIEVE THERE IS NO RESOURCE DEDICATED SOLELY TO SUPPORTING THE CREATOR ECONOMY FOR GAMERS AND ESPORTS.

THE SOLUTION

A growing creator community: Gamers United in Live Discussion

Ritual Motion's GUILD was designed to support the creator economy for gamers. This exclusive social sharing and collaboration platform allows gamers to create, collaborate, and share content with a more deliberate and enhanced audience experience.

Ritual Motion's creator community is made up of thought-leaders, visionaries, and community-builders —who are all harnessing the positive power of gaming through a suite of tools featuring live video streaming, live networking and free on-demand content.

RM GUILD will be the place that gamers...

- Create and host live video sessions through a suite of easy-to-use tools.
- Collaborate with the audience through chat, Q&A functionality, polls and live video.
- Share in a live networking experience.

In addition to live-video content, Ritual Motion also produces curated, editorial content covering subjects that support the overall wellbeing of the community with dozens of articles, videos and social posts each month.

VIEW VIDEO SESSION



> **I love the opportunity to be able to engage with a wide variety of individuals** through the RM GUILD platform...It was wonderful to be able to present my research and to have such thoughtful questions during the interview and networking session!

Dr. Megan Rhodes Victor
(PhD William & Mary)

VIEW VIDEO SESSION



> Making an appearance **allowed me to share my journey within video games and esports in a way no other platform could.** This organization is building a community for gamers that have the same interests and advocate for the same changes...Thank you (Ritual Motion) for being a great place to spread knowledge to gamers, for gamers.

Christopher "Frymen" Fryar
(Esports Education Advocate; Founding member, Band of Brothers & Sisters)

VIEW VIDEO SESSION



> My presentation consisted of an open chat where anyone could stop me at any point to ask questions...I could then listen to folks from many different streaming and work backgrounds...**To continue growing in esports and streaming, it is important to not only provide information, but to listen to others** and grow from their experiences.

Allison "Skybilz" Waters
Esports Professional,
OXG Esports (MTG Arena)

CREATOR BENEFITS:

- **Immediate Earning Potential:** Get paid "out of the gate"; No minimum audience requirements
- **Accept Donations:** Accept tips from fans; Payment by crypto currencies is planned for 2022
- **Sell Goods e-commerce:** E-commerce integration planned will allow creators to sell physical and digital assets including NFT's
- **Manage Subscriptions:** Monthly subscription fees
- **Promote Special Access:** Special events and private access

THE MARKET

$256 Billion global industry

- The U.S. gaming market is projected to surpass $65.49 billion in 2021 and the global gaming industry is projected to be worth $256 billion by 2025.
- In 2020, the global video games advertising market was estimated to be worth just over four billion U.S. dollars and is expected to reach 4.8 billion by 2024.
- Gaming startups have raised almost $5.9 billion in funding through mid-August in 2021, already surpassing the total raised by gaming companies in 2020 and 2019.
- Esports Investment has grown 837% in just one year from $490 million to $4.5 billion, indicating a staggering YoY growth rate of 837%.
- Gaming is now larger than the movie and music industries combined.

The Gaming & Esports Market

$256B
Global Gaming Market, 2025

$66.9B
2020 US Video Game Market Size

$19B+
Mobile Gamer spend in Q2 2020

$10.5B
Merger & Acquisition Value Q1 2021

Sources: $66.9B 202 US Video Game Market Size, 19B+ Mobile Gamer spend in Q2 2020, $10.5B Merger & Acquisition Value Q1 2021

With a sought after consumer demographic, a large and growing audience and a focus on a singular 'interest-based' community, we aim to steal high value market share from the likes of Twitch and YouTube, while growing our company using the same mechanics of Clubhouse, which achieved a $100 Million valuation with just 1,500 active members, and reached $1 Billion valuation in 8 months.

> ***Gaming & Esports likely hold the key to connecting with the next generation of consumers.***
>
> *Medium*, April 2020

OUR TRACTION

Audience reach and engagement of 300 million and counting

Ritual Motion has seen rapid growth since the launch of RitualMotion.com which is home to the Ritual Motion GUILD platform. To-date, Ritual Motion has collected 300 million in audience reach and engagements (270M Total Media Exposure 2021 (Meltwater), 23.5M Facebook Reach, 1.7M Email Newsletters, 1M Organic Twitter Reach, 1M Pageviews To-Date, and 3.8M in other methods of engagement).



JOIN OUR G·U·I·L·D
"GAMERS UNITED IN LIVE DISCUSSION"

**The above graphic contains images of our beta application which is currently not available for general use.*

Ritual Motion's GUILD by the NUMBERS: Since the launch of the beta version in late May 2021, in the first **100 days the platform** has:

- Gathered more than **2,000 registered members**
- Hosted more than **100 curated sessions**
- Featured **75+ influential speakers and creators**
- Delivered more than **half a million minutes of live-video content** to our community...

...and we're just getting started. With the launch of RM GUILD's next phase in Fall 2021, our creators will have complete access to all of the easy-to-use tools required to rapidly increase content production and **own the experience with their audiences.**

RITUAL MOTION PARTNERSHIPS

- XPLeague; the first nation-wide, coach-led esports club program
- Razer; the world leader in high-performance gaming hardware, software and systems
- The following partners have launched Ritual Motion GUILD channels in our beta phase:
  - PlayVS (Gaming & Esports Tournament Platforms)
  - XPLeague (Coach-led Esports Programs)
  - Varsity Esports Foundation (Gaming Non-profit)
  - COPE; Coalition of Parents in Esports (Gaming Non-profit)
  - Optimal Ambition (Professional Esports Org)
  - Game Quitters (Gaming Non-profit)
  - WarriorGMR (Gaming Non-profit)

REVENUE OPPORTUNITIES

Revenue Sharing with Creators

Ecommerce

Advertising Sales

Sponsorships

Data Insights

Event Sales

WHY INVEST

For the good of gamers

We believe that Ritual Motion will be the most active and preferred digital space where millions of gamers create, collaborate and share content for a stronger, more united community, and one that helps creators get discovered and paid fairly.



OUR VISION FOR RITUAL MOTION IS TO QUICKLY BECOME THE MOST WIDELY RECOGNIZED AND ACCEPTED CREATOR PLATFORM FOR GAMERS AND ESPORTS.

In the Press

SHOW MORE

Meet Our Team





Dana DiPaolo

Co-Founder & CEO

Over 20 years of experience in brand development, retail, digital develoment and consumer insights. Creative development experience includes ESPN XGames, and Alex and Ani among others.

Favorite Game: Spyro

Bill Cesare

Co-Founder and Chairman

Serial entrepreneur, over 30 years of experience building consumer Brands, and eCommerce platforms including teespring.com - one of the fastest growing "creator" community platforms.



Chris Daft

VP, Operations

Over 25 years experience in product development, retail operations, fulfilment and quality control. Chris was also an integral member of the teespring.com team.

Favorite Game: Double Dragon



Liz Murphy

CMO & CPO

Over 22 years of experience in the digital and traditional media industry guiding marketing, sales operations, research and PR with positions at Bonnier Corp, Time Inc., Time Warner and The Tribune Company.

Favorite Game: Super Smash Bros.



Crystal Mills

VP, Content

A decade of experience in gaming and esports journalism with various organizations including theScore, Esports Insider, Benzinga, and OpTic Gaming. In addition, Crystal is a Women in Games Ambassador and host of Power Level.

Favorite Game: Call of Duty



Monica Miller

Director, Ritual Motion GUILD

After leading the construction of two collegiate esports programs, Monica quickly realized the social and educational benefits of gaming. Now, she works to provide resources that inspire gamers to level up IRL.

Favorite Game: World of Warcraft



Elena Endres

Community Marketing Manager

Before joining Ritual Motion to manage social media and social graphic design, Elena was writing for Dot Esports, managing Bloody Gaming's social media. She's a boss League of Legends player and runs her very own league.

Favorite Game: League of Legends



Ben Feferman

Advisor

CEO and Co-founder of Amuka Esports, Canada's leader in gaming venues, online leagues, esports media and competitive teams. Managing partner, Amuka Capital.

Favorite Game: Fortnite



Chris Smith

PR Advisor

A 12-year veteran in the games, esports & influencer industry, Chris is the founder of BIG Esports – A strategic, consultancy & marketing business. He is also a founding board member for the Esports Games Association Australia AKA INESPORTS Australia. Chris has experience working on high level global and local campaigns with global brands such as Fox Sports, Intel, NVIDIA, Corsair and many more.



Elizabeth Stone

Director of Innovation

Elizabeth is an entrepreneur, business manager and financial strategist. She is a practiced marketer and online analyst with a background in social sciences and psychology. She has experience in managing online operations, social media and PR for both start-ups and mature businesses. She has driven private companies to record profits and has experience executing business plans and raising financing from multiple sources.



James Caprarella

Customer Service Manager

James handles customer service across the Ritual Motion suite of products. He is a graduate of Nichols College where he majored in sports management. James has a passion for helping others which has tranlsated into being a coach in his spare time.

Favorite Game: Madden

Offering Summary

Company	E-Sports Ventures, Inc.
Corporate Address	206 Waterman Street, Providence, RI 02906-4301
Offering Minimum	$10,000.00
Offering Maximum	$1,070,000.00
Minimum Investment Amount (per investor)	$100.00

Terms

Offering Type	Equity
Security Name	Common Non-Voting Stock
Minimum Number of Shares Offered	5,000
Maximum Number of Shares Offered	535,000
Price per Share	$2.00
Pre-Money Valuation	$20,000,000.00

*Maximum Number of Shares Offered subject to adjustment for bonus shares. See Bonus info below.

Time-Based:

Friends and Family - First 72 hours | 15% bonus shares

Super Early Bird - Next 7 days| 10% bonus

Early Bird Bonus - Next 7 days | 5% bonus shares

Amount-Based:

$100

Perk Title: RM Newsletter

RItual Motion Newsletter

$250

Perk Title: RM Newsletter +$25 Store Credit

RItual Motion Newsletter

$25.00 Ritual Motion Store Credit

$500+

Perk Title: RM Newsletter +$50 Store Credit

Ritual Motion Newsletter

$50.00 Ritual Motion Store Credit

$1,000+

Perk Title: Investor Networking Access +$100 Store Credit

Ritual Motion Newsletter

$100.00 Ritual Motion Store Credit

Access to Ritual Motion Investor Networking Events

Exclusive platform updates

$2,500+

Perk Title: Invite to Investor Events and 2% share bonus

Ritual Motion Newsletter

Access to Ritual Motion Investor Networking Events

Exclusive platform updates

2% Share Bonus

$5,000+

Perk Title: Live Q+A and 5% share bonus

Ritual Motion Newsletter

Access to Ritual Motion Investor Networking Events

Access to Ritual Motion “Annual Investor Meeting”

Invitation to Live Q+A with the Ritual Motion Team

Exclusive platform updates

5% Share Bonus

$10,000+

Perk Title: 1-on-1 Founders Meeting and 10% share bonus

Ritual Motion Newsletter

Access to Ritual Motion Investor Networking Events

Access to Ritual Motion "Annual Investor Meeting"

Invitation to Live Q+A with the Ritual Motion Team

One-on-One Session with Ritual Motion Founders

Exclusive platform updates

10% Share Bonus

*All perks occur when the offering is completed.

StartEngine OWNer's PERKS

Ritual Motion will offer 10% additional bonus shares for all investments that are committed by investors that are eligible for the StartEngine Crowdfunding Inc. OWNer's bonus.

This means eligible StartEngine shareholders will receive a 10% bonus for any shares they purchase in this offering.

For example, if you buy 100 shares of Non-Voting Common Stock at $2.00 / share, you will receive 110 shares of Non-Voting Common Stock, meaning you'll own 110 shares for $200. Fractional shares will not be distributed and share bonuses will be determined by rounding down to the nearest whole share.This 10% Bonus is only valid during the investors eligibility period. Investors eligible for this bonus will also have priority if they are on a waitlist to invest and the company surpasses its maximum funding goal. They will have the first opportunity to invest should room in the offering become available if prior investments are cancelled or fail.

Investors will only receive a single bonus, which will be the highest bonus rate they are eligible for.

Irregular Use of Proceeds

Example - The Company might incur Irregular Use of Proceeds that may include but are not limited to the following over $10,000: Vendor payments and salary made to one's self, a friend or relative; Any expense labeled "Administration Expenses" that is not strictly for administrative purposes; Any expense labeled "Travel and Entertainment"; Any expense that is for the purposes of inter-company debt or back payments.

Offering Details

Form C Filings

SHOW MORE

Risks

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment. In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document. The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature. These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

Updates

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California Investor Only - Do Not Sell My Personal Information

EXHIBIT D TO FORM C

VIDEO TRANSCRIPT

Did you know there are now 2.7 billion gamers in the world?

Video gaming has become big business as the community continues to grow. In fact, gaming is now larger than the music and movie industries combined.

More people than ever are playing games and more gamers are becoming creators which is pouring fuel on the exploding creator economy.

But existing streaming platforms aren't offering gamers what they want. Creators are searching for more ways to monetize the content experience beyond just gameplay.

Enter, Ritual Motion's GUILD: Gamers United in Live Discussion -- an exclusive creator and community platform featuring live video streaming, live networking and free on-demand content.

Creators are choosing Ritual Motion because it's easy to get started, offers cutting edge technology and allows the community to own the experience.

We're giving gamers the ability to be discovered, build a brand and get paid fairly with no minimum audience requirements.

We're committed to giving our community a place to promote the positive power of gaming through knowledge sharing and collaboration.

With 2,000 beta members, half a million viewed minutes and dozens of creators hosting live sessions, Ritual Motion is already changing the game. And we're just getting started.

Join today to create, collaborate and share at Ritual Motion!

STARTENGINE SUBSCRIPTION PROCESS (Exhibit E)

Platform Compensation

- As compensation for the services provided by StartEngine Capital, the issuer is required to pay to StartEngine Capital a fee consisting of a 7-13% (seven to thirteen percent) commission based on the dollar amount of securities sold in the Offering and paid upon disbursement of funds from escrow at the time of a closing. The commission is paid in cash and in securities of the Issuer identical to those offered to the public in the Offering at the sole discretion of StartEngine Capital. Additionally, the issuer must reimburse certain expenses related to the Offering. The securities issued to StartEngine Capital, if any, will be of the same class and have the same terms, conditions and rights as the securities beingoffered and sold by the issuer on StartEngine Capital's website.

Information Regarding Length of Time of Offering

- Investment Cancellations: Investors will have up to 48 hours prior to the end of the offering period to change their minds and cancel their investment commitments for any reason. Once within 48 hours of ending, investors will not be able to cancel for any reason, even if they make a commitment during this period.
- Material Changes: Material changes to an offering include but are not limited to: A change in minimum offering amount, change in security price, change in management, material change to financial information, etc. If an issuer makes a material change to the offering terms or other information disclosed, including a change to the offering deadline, investors will be given five business days to reconfirm their investment commitment. If investors do not reconfirm, their investment will be cancelled and the funds will be returned.

Hitting The Target Goal Early & Oversubscriptions

- StartEngine Capital will notify investors by email when the target offering amount has hit 25%, 50% and 100% of the funding goal. If the issuer hits its goal early, the issuer can create a new target deadline at least 5 business days out. Investors will be notified of the new target deadline via email and will then have the opportunity to cancel up to 48 hours before new deadline.
- Oversubscriptions: We require all issuers to accept oversubscriptions. This may not be possible if: 1) it vaults an issuer into a different category for financial statement requirements (and they do not have the requisite financial statements); or 2) they reach $5M in investments. In the event of an oversubscription, shares will be allocated at the discretion of the issuer.
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target offering amount. Thereafter, the issuer may conduct additional closings until the offering deadline.

Minimum and Maximum Investment Amounts

- In order to invest, to commit to an investment or to communicate on our platform, users must open an account on StartEngine Capital and provide certain personal and non-personal information including information related to income, net worth, and other investments.
- Investor Limitations: Investors are limited in how much they can invest on all crowdfunding offerings during any 12-month period. The limitation on how much they can invest depends on their net worth (excluding the value of their primary residence) and annual income. If either their annual income or net worth is less than $107,000, then during any 12-month period, they can invest either $2,200 or 5% of their annual income or net worth, whichever is greater. If both their annual income and net worth are equal to or more than $107,000, then during any 12-month period, they can invest up to 10% of annual income or net worth, whichever is greater, but their investments cannot exceed $107,000.

EXHIBIT F TO FORM C

ADDITIONAL CORPORATE DOCUMENTS

[See attached]

Delaware

The First State

I, JEFFREY W. BULLOCK, SECRETARY OF STATE OF THE STATE OF DELAWARE, DO HEREBY CERTIFY THE ATTACHED IS A TRUE AND CORRECT COPY OF THE RESTATED CERTIFICATE OF "E-SPORTS VENTURES, INC.", FILED IN THIS OFFICE ON THE FIFTEENTH DAY OF SEPTEMBER, A.D. 2021, AT 1:08 O`CLOCK P.M.

Jeffrey W. Bullock, Secretary of State

7237741 8100
SR# 20213251937

Authentication: 204171184
Date: 09-16-21

AMENDED AND RESTATED CERTIFICATE OF INCORPORATION
OF
E-SPORTS VENTURES, INC.

E-Sports Ventures, Inc., a corporation organized and existing under and by virtue of the provisions of the Act of the State of Delaware (the "**Act**"), acting pursuant to Sections 242 and 245 of the Act, does hereby certify:

1. That the name of this corporation is "**E-Sports Ventures, Inc.**" and that the corporation was originally incorporated pursuant to the Act on January 14, 2019.

2. That the Board of Directors duly adopted resolutions proposing to amend and restate the Certificate of Incorporation of this Corporation, declaring said amendment and restatement to be advisable and in the best interests of this corporation and its stockholders, and the stockholders subsequently adopted, pursuant to Section 228 of the Act, a resolution that the Certificate of Incorporation of the Corporation be amended and restated in its entirety to read as follows:

FIRST: The name of this corporation is E-Sports Ventures, Inc. (the "**Corporation**").

SECOND: The address of the registered office of the Corporation in the State of Delaware is 9 E. Loockerman Street, Suite 311, in the City of Dover, County of Kent, State of Delaware, Zip Code 19901. The name of its registered agent at such address is Registered Agent Solutions, Inc.

THIRD: The nature of the business or purposes to be conducted or promoted is to engage in any lawful act or activity for which corporations may be organized under the Act.

FOURTH: The total number of shares of all classes of stock which the Corporation shall have authority to issue is 20,000,000 shares of Common Stock, $0.001 par value per share ("**Common Stock**"), of which: (i) 12,000,000 shares are hereby designated as "**Voting Common Stock**"; and (ii) 8,000,000 shares are hereby designated as "**Non-Voting Common Stock**".

The following is a statement of the designations and the powers, privileges and rights, and the qualifications, limitations or restrictions thereof in respect of each class of capital stock of the Corporation.

A. VOTING COMMON STOCK. The holders of the Voting Common Stock are entitled to one vote for each share of Voting Common Stock held at all meetings of stockholders (and written actions in lieu of meetings). There shall be no cumulative voting. The number of authorized shares of Voting Common Stock may be increased or decreased (but not below the number of shares thereof

State of Delaware
Secretary of State
Division of Corporations
Delivered 01:08 PM 09/15/2021
FILED 01:08 PM 09/15/2021
SR 20213251937 - File Number 7237741

then outstanding) by the affirmative vote of the holders of shares of capital stock of the Corporation representing a majority of the votes represented by all outstanding shares of capital stock of the Corporation entitled to vote, irrespective of the provisions of Section 242(b)(2) of the Act.

B. **NON-VOTING COMMON STOCK.** Except as may be required by the Act or other applicable statute, law, rule or regulation, the holders of Non-Voting Common Stock shall not be entitled to any voting rights by virtue of holding any shares of Non-Voting Common Stock, whether at a meeting of stockholders or by written actions in lieu of a meeting.

Except as otherwise provided in any valid agreement between the Corporation and one or more of its stockholders, the holders of Common Stock shall not have (solely by reason of the ownership of such stock) any rights to acquire shares of capital stock of the Corporation (whether now authorized or not), which the Corporation may, from time-to-time, propose to sell and issue, including without limitation, rights, options or warrants to purchase capital stock, or securities of any type whatsoever that are, or may become, convertible into capital stock.

FIFTH: The existence of the Corporation is perpetual.

SIXTH: The Board of Directors is expressly authorized to make, repeal, alter, amend and rescind any or all of the Bylaws of the Corporation.

SEVENTH: Elections of Directors need not be by written ballot unless the Bylaws of the Corporation shall so provide.

EIGHTH: Meetings of stockholders may be held within or without the State of Delaware, as the Bylaws of the Corporation may provide. The books of the Corporation may be kept outside the State of Delaware at such place or places as may be designated from time to time by the Board of Directors or in the Bylaws of the Corporation.

NINTH: To the fullest extent permitted by law, a director of the Corporation shall not be personally liable to the Corporation or its stockholders for monetary damages for breach of fiduciary duty as a director. If the Act or any other law of the State of Delaware is amended after approval by the stockholders of this **ARTICLE NINTH** to authorize corporate action further eliminating or limiting the personal liability of directors, then the liability of a Director of the Corporation shall be eliminated or limited to the fullest extent permitted by the Act as so amended. Any repeal or modification of the foregoing provisions of this **ARTICLE NINTH** by the stockholders of the Corporation shall not adversely affect any right or protection of a Director of the Corporation existing at the time of, or increase the liability of any Director of the Corporation with respect to any acts or omissions of such director occurring prior to, such repeal or modification.

TENTH: To the fullest extent permitted by applicable law, the Corporation is authorized to provide indemnification of (and advancement of expenses to) directors, officers and agents of the Corporation (and any other persons to which Act permits the Corporation to provide indemnification) through Bylaw provisions, agreements with such agents or other persons, vote of stockholders or disinterested directors or otherwise, in excess of the indemnification and advancement otherwise permitted by Section 145 of the Act. Any amendment, repeal or modification of the foregoing provisions of this **ARTICLE TENTH** shall not adversely affect any right or protection of any director, officer or other agent of the Corporation existing at the time of such amendment, repeal or modification.

ELEVENTH: The Corporation renounces any interest or expectancy of the Corporation in, or in being offered an opportunity to participate in, any Excluded Opportunity. For purposes of these Articles, an "**Excluded Opportunity**" is any matter, transaction or interest that is presented to, or acquired, created or developed by, or which otherwise comes into the possession of: (i) any director of the Corporation who is not an employee of the Corporation or any of its subsidiaries; or (ii) any holder of Common Stock or any partner, member, director, stockholder, employee or agent of any such holder, other than someone who is an employee of the Corporation or any of its subsidiaries (collectively, "**Covered Persons**"), unless such matter, transaction or interest is presented to, or acquired, created or developed by, or otherwise comes into the possession of, a Covered Person expressly and solely in such Covered Person's capacity as a director of the Corporation.

Signatures appear on the following page

IN WITNESS WHEREOF, this Amended and Restated Certificate of Incorporation has been executed by a duly authorized officer of this Corporation on September 14, 2021.

CORPORATION:
E-SPORTS VENTURES, INC.

By: [signature]
Name: William F. Cesare
Title: President